EXHIBIT 21.1

List of Subsidiaries

Merryhill Schools Nevada, Inc., a Nevada corporation

Laurel Springs School, a California corporation

The foregoing list omits certain subsidiaries of the Registrant which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of July 3, 2010.